SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                  FORM 11-K




(Mark One)

   X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                    For the fiscal year ended December 31, 1993

                    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____ to ____

                          Commission file number:  1-3122


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Ogden Profit Sharing Plan
                     Two Pennsylvania Plaza - 25th Floor
                          New York, New York  10121


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Ogden Corporation
                           Two Pennsylvania Plaza
                          New York, New York  10121

FINANCIAL STATEMENTS AND EXHIBITS


a)     Financial Statements

       Index to Financial Statements
                                                          PAGE

       - Independent Auditors' Report                       1

       - Statements of Net Assets Available for
         Benefits as of December 31, 1993 and 1992          2

       - Statements of Changes in Net Assets
         Available for Benefits for the Years
         Ended December 31, 1993 and 1992                   3

       - Notes to Financial Statements                    4 - 10


b)     Exhibits

       None

                                 Signature



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden Profit Sharing Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   OGDEN PROFIT SHARING PLAN
                                   ADMINISTRATIVE COMMITTEE

                                   By:  /s/Robert M. DiGia

                                        Robert M. DiGia
                                        Chairman of the Ogden Profit Sharing
                                        Plan Administrative Committee


Date:  June 28, 1994

                       OGDEN PROFIT SHARING PLAN

                     Financial Statements for the
              Years Ended December 31, 1993 and 1992, and
                     Independent Auditors' Report

OGDEN PROFIT SHARING PLAN


TABLE OF CONTENTS


                                                               Page

INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
 DECEMBER 31, 1993 AND 1992:

 Statements of Net Assets Available for Benefits                2

 Statements of Changes in Net Assets Available for Benefits     3

 Notes to Financial Statements                                 4-10

INDEPENDENT AUDITORS' REPORT


Ogden Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogden Profit Sharing Plan (the "Plan") as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management,as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.




June 17, 1994

OGDEN PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992

ASSETS                                              1993              1992

INVESTMENTS - Value of interest
 in master trust
 (at fair value) (Note 3)                      $107,828,101      $ 95,424,695

RECEIVABLES:
 Employer contributions                               2,680             1,664
 Employee contributions                               6,980               728
 Other                                                7,454                 -

            Total receivables                        17,114             2,392

            Total assets                        107,845,215        95,427,087

LIABILITY - Accrued expenses                          3,819            15,702

NET ASSETS AVAILABLE FOR BENEFITS (Note 4)     $107,841,396      $ 95,411,385

See notes to financial statements.

OGDEN PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS
YEARS ENDED DECEMBER 31, 1993 AND 1992

                                                    1993              1992

EARNINGS (LOSS) ON INVESTMENTS -
Net investment gain (loss)
 from master trust (Note 5)                    $  6,481,644      $  8,093,641

CONTRIBUTIONS (Note 5):
 Employer                                         4,199,980         3,789,378
 Employee                                         9,380,953         7,733,315

            Total contributions                  13,580,933        11,522,693

DISTRIBUTIONS TO PARTICIPANTS (Note 5)           (7,623,047)       (9,639,157)

TRANSFER (TO) FROM OTHER PLANS                       (9,519)                -

NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                                    12,430,011         9,977,177

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR (Note 4)                      95,411,385        85,434,208

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR (Note 4)                           $107,841,396     $ 95,411,385


See notes to financial statements.

OGDEN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The more significant accounting and reporting policies followed in the preparation of the financial statements of the Ogden Profit Sharing Plan (the "Plan") are:

    a. Investments Funds - During 1993, the Plan included the following funds in which participants could elect to invest their Plan assets:

        - Equity Fund - Investments in a diversified portfolio of equity securities.

        - Stock Fund - Investments in common stock of Ogden Corporation.

        - Fixed Income Fund - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

        - Merrill Lynch Treasury Fund ("Treasury Fund") - Investments in
          U.S. Treasury bills and notes generally with maturities of one year or less.

        The Plan's beneficial interest in the Ogden Corporation Profit Sharing Group Trust ("Trust") represents its share of the master trust assets held by The Bank of New York Trust Company as trustee for the benefit of various Ogden Corporation subsidiary plans. The common stock of Ogden Corporation held as a result of investments in the Stock Fund is held in safekeeping at The Bank of New York Trust Company.

        Shares in group trust funds are determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocations of income and realized and unrealized gains and losses are determined on the basis of each plan's proportionate share in the Trust assets stated at fair value.

    b. Investment Valuation - Investments in securities listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other investments in securities are stated at fair value as determined by the trustee. Investments in guaranteed interest contracts are stated at cost plus accrued income.

    c. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balances.

    d. United States Federal Income Taxes - The Plan is intended to be qualified under section 401(a) and tax exempt under section 501(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated
        December 18, 1992. Additionally, subsequent to year end, the Plan has received a favorable determination letter from the Internal Revenue Service dated February 22, 1994.

2.  DESCRIPTION OF THE PLAN

    The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

    a. General Information - The Plan is an employee savings plan providing for both employer and employee contributions. The Plan was established as the Ogden Food Service Corporation Saving and Security Plan by Ogden Food Service Corporation on January 1, 1982. The Plan was amended and restated effective January 1, 1987 to conform with the Tax Reform Act of 1986. Other amendments have been made since the Plan's inception to reflect changes in the Plan name and participating Ogden subsidiaries and affiliates adopting the Plan.

        Participating companies in the Plan include:

        -   Ogden Services Corporation (the Sponsor of the Plan);

        -   Ogden Management Services, Inc.;

        - All subsidiaries and affiliates of the participating companies which adopt the Plan.

        Ogden Services Corporation (the "Company") has amended and restated the Plan, effective as of January 1, 1991, to reflect the following:

        (i) The name of the profit sharing plan was changed from the Ogden Allied Services Profit Sharing Plan to the Ogden Profit Sharing Plan.

        (ii) The length of service requirement to be eligible for Company contributions was reduced from two years to one year. The plan provisions requiring the employees to have reached age 21 and have completed 1,000 hours of service are still applicable.

        (iii) The profit sharing contribution changed from a discretionary percentage of pay to a discretionary percentage allocated using Social Security integration.

        (iv) The Company now matches 100 percent of the first 3 percent of an employee's contribution.

        (v) Vesting in Company contributions changed from 100 percent immediate vesting to five-year cliff vesting. Participants remain 100 percent vested in Company contributions made through December 31, 1990.

        (vi) Any forfeitures will be used to decrease future Company contributions.

    b. Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Ogden Services Corporation (the "Company") and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

    c. Participation - Full-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed twelve months of employment and 1,000 hours of service.

    d. Contributions - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 1993 and 1992, participant pre-tax contributions could not exceed $8,994 and $8,728, respectively. The Company matches 100 percent of the first 3 percent of a participant's annual compensation that participants with one year of service elect to contribute.

        A participant's elective contributions and Company contributions are invested, at the written election of the participant, in accordance with one of the following options:

        -   100 percent in one of the Investment Funds; or

        - in more than one Investment Fund allocated in multiples of five percent.

        If a participant does not make such a written election, he or she is deemed to have elected investment in the Treasury Fund.

    e. Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of fifty percent of the vested balance or $50,000 not to exceed the imitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence), in increments of 6 months. Participants are prohibited from borrowing funds accumulated in the Stock Fund. The interest rate charged is the Bank of New York prime rate plus 1 percent as of the fifteenth of the month.

    f. Vesting - Employees eligible to participate in the Plan on December 31, 1990 remain 100 percent vested in all past and future company contributions. Employees eligible to participate in the Plan after December 31, 1990 become 100 percent vested in company contributions after 5 years of service.

        Participant contributions are immediately 100% vested.

    g. Retirement Dates - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

    h. Amendment or Discontinuance of the Plan - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

    i.  Form of Benefits - Benefits are paid in one lump sum.

3.  INVESTMENTS

    The following is a summary of the Plan's beneficial interest in the fair market value of investments held by the Trust as of December 31, 1993 and 1992:

                                                     1993             1992

    Investments at fair value as determined
      by quoted market price:
      Equity Fund                               $ 34,908,380     $ 29,188,188
      Stock Fund                                  17,917,908       16,306,399

    Investments at estimated fair value as
      determined by The Bank of New York
      Trust Company:
      Fixed Income Fund                           42,656,757       38,209,045
      Treasury Fund                                5,737,257        6,071,766
      Loan Fund                                    6,607,799        5,649,297

            Total                               $107,828,101     $ 95,424,695

    The following is a summary of the Plan's beneficial interest in the cost of investments held by the Trust as of December 31, 1993 and 1992:

                                                     1993             1992

      Equity Fund                               $ 28,167,233     $ 22,142,146
      Stock Fund                                  13,000,752       10,860,636
      Fixed Income Fund                           42,656,757       38,209,045
      Treasury Fund                                5,737,257        6,071,766
      Loan Fund                                    6,607,799        5,649,297

            Total                               $ 96,169,798     $ 82,932,890

    Loans to participants at December 31, 1993 and 1992, which comprise the Loan Fund, are reported at cost which approximates fair value.

4.  ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

    The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1993 and 1992:

                                                     1993             1992

      Equity Fund                               $ 34,950,102     $ 29,251,156
      Stock Fund                                  17,920,792       16,227,843
      Fixed Income Fund                           42,653,088       38,244,099
      Treasury Fund                                5,712,498        6,045,380
      Loan Fund                                    6,604,916        5,642,907

            Total                               $107,841,396     $ 95,411,385

5.  INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

    The changes in net assets available for benefits, by fund, for the years ended December 31, 1993 and 1992 were as follows:

                                                     1993             1992

Interest and Dividends:
 Equity Fund                                    $  1,165,370     $  1,008,313
 Stock Fund                                          920,718          889,932
 Fixed Income Fund                                 2,670,180        2,877,020
 Treasury Fund                                       165,520          178,515
 Loan Fund                                           431,278          396,450

            Total                               $  5,353,066     $  5,350,230

Net Realized and Unrealized Appreciation
 (Depreciation) of Investments at Fair
 Market Value as Determined by Quoted
 Market Price:
 Equity Fund                                    $  1,582,773     $  1,306,969
 Stock Fund                                          (56,280)       1,799,800

            Total                               $  1,526,493     $  3,106,769

Administrative Expenses:
 Equity Fund                                    $    226,914     $    209,978
 Stock Fund                                           31,193           24,143
 Fixed Income Fund                                   129,114          120,368
 Treasury Fund                                        10,694            8,869

            Total                               $    397,915     $    363,358







Earnings on Investments:
 Equity Fund                                    $  2,521,229     $  2,105,304
 Stock Fund                                          833,245        2,665,589
 Fixed Income Fund                                 2,541,066        2,756,652
 Treasury Fund                                       154,826          169,646
 Loan Fund                                           431,278          396,450

            Total                               $  6,481,644     $  8,093,641

Employer Contribution:
 Equity Fund                                    $  1,263,483     $    984,886
 Stock Fund                                          628,944          540,085
 Fixed Income Fund                                 1,714,553        1,639,506
 Treasury Fund                                       593,000          624,901

            Total                               $  4,199,980     $  3,789,378

Employee Contributions:
 Equity Fund                                    $  2,944,097     $  1,991,444
 Stock Fund                                        1,431,028        1,154,901
 Fixed Income Fund                                 3,879,036        3,416,087
 Treasury Fund                                     1,126,792        1,170,883

            Total                               $  9,380,953     $  7,733,315

Distributions to Participants:
 Equity Fund                                    $  1,457,502     $  1,872,129
 Stock Fund                                        1,571,091        1,666,379
 Fixed Income Fund                                 3,521,512        5,041,892
 Treasury Fund                                       781,274          485,901
 Loan Fund                                           291,668          572,856

            Total                               $  7,623,047     $  9,639,157

Transfers (to) from Other Funds:
 Equity Fund                                    $    428,581     $    394,746
 Stock Fund                                          370,825         (418,440)
 Fixed Income Fund                                  (196,006)        (771,056)
 Treasury Fund                                    (1,426,226)        (316,449)
 Loan Fund                                           822,826        1,111,199

            Total                               $          -     $          -

Transfers (to) from Other Plans:
 Equity Fund                                    $       (943)    $          -
 Stock Fund                                                -                -
 Fixed Income Fund                                    (8,149)               -
 Treasury Fund                                             -                -
 Loan Fund                                              (427)               -

            Total                                $    (9,519)    $          -

6.  EMPLOYEE WITHDRAWALS

    At December 31, 1993 and 1992, employee withdrawal requests of $1,187,366 and $642,292, respectively, were not accrued in accordance with the 1993 AICPA Audit and Accounting Guide "Audits of Employee Benefit Plans."